SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 2 4 2004

DIVISION OF MARKET REGULATION

cm 11/30

SECURITIES AND EXCHANGE COMMISSION
04014315
Washington, D.C. 20549

AAA 11-30-2004

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 10974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~11-000398-C1~~ Heather Agency, Inc.

RECD S.E.C. NOV 2 4 2004 526

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 West Main Street, Suite 109
(No. and Street)

Christiana, Delaware 19702-1501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Leslie Ridings, Jr. 302-454-7758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whisman, Grygiel & Giordano, P.A.
(Name – *if individual, state last, first, middle name*)

5201 W. Woodmill Drive, Suite 31, Wilmington DE 19808
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Leslie Ridings, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heather Agency, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAUREEN MEAD CONDIFF
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Sept. 15, 2005

Maureen Mead Condiff
Notary Public

C. Leslie Ridings, Jr.
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Whisman, Grygiel & Giordano, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Heather Agency, Inc.
Christiana, Delaware

We have audited the accompanying balance sheet of Heather Agency, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heather Agency, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 17 through 20 is presented for purpose of additional analysis and is not a required part of the basic financial statements. This information is, however, required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whisman, Grygiel & Giordano P.A.

February 28, 2004
Wilmington, Delaware

Member of the Private Companies Practice Section of the AICPA.

5201 W. Woodmill Drive, Suite 31
Woodmill Corporate Center
Wilmington, Delaware 19808

TEL: (302) 992-0129
FAX: (302) 992-9816
E-Mail: wggpa@aol.com

HEATHER AGENCY, INC.

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 12,856
Deposits with clearing organizations and others	15,000
Receivables from broker-dealers and clearing organizations	41,793
Marketable securities owned, at market	533,701
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation of $107,772	33,781
Other assets	25,650
TOTAL ASSETS	$ 662,781

LIABILITIES AND STOCKHOLDERS' EQUITY

Lines of credit	$ 231,065
Accounts payable and accrued expenses and other liabilities	18,203
Commissions payable	46,067
TOTAL LIABILITIES	295,335
STOCKHOLDERS' EQUITY	
Common stock, no par value, 1,000 shares authorized; 240 shares issued, and 120 shares outstanding	24,000
Retained earnings	387,446
	411,446
Less: Treasury stock, 120 shares, at cost	44,000
TOTAL STOCKHOLDERS' EQUITY	367,446
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 662,781

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE		
Commissions	$	1,094,904
Gain on firm securities accounts		118,304
Interest and dividends		6,343
Other income		6,891
TOTAL REVENUE		1,226,442
EXPENSES		
Broker expenses		51,466
Employee compensation and benefits		236,349
Commission expense		764,438
Interest expense		10,000
Occupancy expenses		50,616
Communications expense		20,632
Data processing expense		16,621
Travel expense		3,214
Office expenses		23,660
Depreciation		14,333
Legal and accounting		17,137
Other expenses		10,923
TOTAL EXPENSES		1,219,500
NET INCOME BEFORE INCOME TAXES		6,942
INCOME TAX (EXPENSE)		(23,915)
NET LOSS	$	(16,973)

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings	Treasury Stock
BALANCE, DECEMBER 31, 2002	$ 24,000	$ 404,419	$ 44,000
NET LOSS	-	(16,973)	-
BALANCE, DECEMBER 31, 2003	$ 24,000	$ 387,446	$ 44,000

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2003

NONE

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(16,973)
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		14,333
Deferred income taxes		23,915
Gain on disposition of property and equipment		(2,357)
(Increase) decrease in:		
Receivable from broker-dealers and clearing organizations		48,146
Marketable securities owned, net		(123,607)
Tax refunds receivable		32,124
Other, net		(7,682)
(Increase) decrease in:		
Accounts payable and accrued expenses		(10,209)
Commissions payable		(37,776)
Net cash (used for) operating activities		(80,086)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in cash overdraft		(4,662)
Net increase in lines-of-credit		97,504
Net cash provided by financing activities		92,842
NET INCREASE IN CASH AND CASH EQUIVALENTS		12,756
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		100
CASH AND CASH EQUIVALENTS, END OF YEAR	$	12,856
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
CASH PAID DURING THE YEAR FOR		
Interest	$	10,111

See accompanying notes to financial statements.

HEATHER AGENCY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company, located in Christiana, Delaware is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, and agency transactions.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Commissions Receivable

The Company uses the direct write-off method of accounting for losses arising from uncollectible commissions receivable. Under this method, the Company charges current period operations for uncollectible commissions as determined. This method is not in conformity with generally accepted accounting principles, but this departure does not materially affect operating results or the collectibility of the account as stated, and accordingly, the Company has not provided for anticipate losses.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments are charged to property accounts while replacement, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed.

Depreciation of property and equipment is provided for on the straight-line and various accelerated methods over the estimated useful lives of the assets. Estimated useful lives are as follows.

Furniture and equipment	5 – 7 years
Leasehold improvements	10 – 39 years

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE B - RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003, consist of the following:

Receivable from clearing organizations	$	6,415
Fees and commissions receivable		33,848
Other		1,530
	$	41,793

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE C - MARKETABLE SECURITIES OWNED

Marketable securities are reflected at fair market values, as follows:

Mutual funds	$	381,089
Corporate stocks		152,612
	$	533,701

NOTE D - LINES OF CREDIT

The Company maintains a line-of-credit with First Union Bank in the amount of $50,000. The line-of-credit bears interest at prime plus 1.75%. The line is secured by accounts receivable and the stockholders' guarantee. The balance outstanding at December 31, 2003 is $51,418.

The Company also maintains a margin account with RBC Dain Rauscher. Under this agreement, the Company may borrow up to a specified amount based upon the value of securities in the account. The interest rate changes based upon market conditions and amount borrowed (5.37 % at December 31, 2003). The loan is secured by securities with a market value of $533,701 at December 31, 2003. The balance outstanding at December 31, 2003 is $179,647.

NOTE E - COMMITMENTS

The Company conducts its operation from office space leased under the terms of operating leases. The first lease is an annually renewable lease with monthly payments of $650. During 2003, $7,260 of rentals were charged to operations for this lease.

The second lease is currently being extended on a month-to-month basis of $3,282 per month. During the year ended December 31, 2003, $39,386 of rentals were charged to operations under this lease.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Capital Rule (SEC rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $196,571, which was $146,571 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of 33% of net capital.

NOTE G - INCOME TAXES

The provision for income tax (expense) benefit for the year ended December 31, 2003 is as follows:

	Federal	State	Total
Currently payable	$ -	$ -	$ -
Deferred	8,259	(1,875)	6,384
Valuation allowance	(17,400)	(12,900)	(30,300)
	$ (9,141)	$ (14,775)	$ (23,916)

NOTE G - INCOME TAXES (CONTINUED)

The following is an analysis of the deferred tax asset and liability accounts at December 31, 2003:

Deferred tax assets, primarily arising from net operating loss carry forwards	$	42,000
Deferred tax liabilities arising from temporarily differences.		(11,700)
Valuation allowance		(30,300)
Balance, December 31, 2003	$	-

Net deferred tax assets as of December 31, 2003 were assessed for recoverability and, based upon the matter discussed hereinafter in Note I. Subsequent Events, a valuation allowance was recorded to an amount that will, more likely than not, be realized in the future. The valuation allowance for net deferred tax assets at December 31, 2003 amounted to $30,300. A valuation allowance had not previously been recorded.

At December 31, 2003 the Company had unused net operating loss carryforwards which can be used to offset future taxable income. The net operating loss carryforward for federal income tax purposes amounted to approximately $108,000 and net operating loss carry forwards for state income tax purposes amounted to $217,000. These net operating loss carryforwards begin to expire in 2017.

NOTE H - CONCENTRATIONS

Approximately 70% of the Company's revenue is generated by two registered representatives. Additionally, one of these registered representatives generated a significant portion of his income from three major client groups.

HEATHER AGENCY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE I - SUBSEQUENT EVENTS

In early 2004, three of the Company's top producers have informed management of their intention to leave Heather Agency, Inc. The departure of these individuals together with substantially the entire client base of the company will seriously impair the company's ability to continue as an operating entity.

The accompanying financial statements do not purport to reflect or provide for the consequences of the departure of the aforementioned individuals. In particular, such financial statements do reflect assets at their net realizable value, including possible impairments, liabilities to be incurred if the company ceases operations, and the effect, as to operations, on any changes to the business.

SUPPLEMENTARY INFORMATION

HEATHER AGENCY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net capital	$	367,446
Deductions and/or charges:		
Non-allowable assets:		31,597
Trail commissions and 12(b)1 fees receivable		33,781
Furniture, equipment and leasehold improvements, net		
Other assets		25,442
Net capital before haircuts on securities positions (tentative net capital)		276,626
Haircuts on securities		-
Trading and investment securities		
Trading and investment securities – stocks and mutual funds		(80,055)
Net capital	$	196,571
Aggregate indebtedness (AI)		
Items included in statement of financial conditions:		
Accounts payable, accrued expenses and other liabilities	$	18,203
Commissions payable		46,067
Total aggregate indebtedness	$	64,270
Computation of basis net capital requirement		
Minimum net capital required (6 2/3% of AI)		4,285
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Net capital required (greater of above amounts)		50,000
Excess net capital		146,571
Excess net capital at 1000%		190,144
Percentage of aggregate indebtedness to net capital		33

Heather Agency, Inc.
Reconciliation of Net Capital
December 31, 2003

Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2003)

	12/31/2003 Focus Report	12/31/2003 Financial Statements	Variance
Cash	$23,055	$12,856	($10,199)
Deposits w/ clearing house	0	15,000	15,000
Receivables from broker-dealers	28,680	41,793	13,113
Receivables from others	4,835	0	(4,835)
Marketable securities	533,701	533,701	0
Property & equipment	30,436	33,781	3,345
Other assets	69,069	25,650	(43,419)
Total Assets	$689,776	$662,781	($26,995)
Lines of credit	$231,065	$231,065	$0
Accounts payable and accrued expenses	20,283	18,203	(2,080)
Commissions payable	17,883	46,067	28,184
Total Liabilities	269,231	295,335	26,104
Common stock	24,000	24,000	0
Retained earnings	440,545	387,446	(53,099)
Treasury stock	(44,000)	(44,000)	0
Total Stockholders' Equity	420,545	367,446	(53,099)
Total Liabilities and Stockholders' Equity	$689,776	$662,781	($26,995)
Total Stockholders' Equity	$420,545	$367,446	($53,099)
Allowable credits	0	0	
	420,545	367,446	(53,099)
Nonallowable assets			
Trail and 12(b)1 fees receivable	3,305	31,597	28,292
Property and equipment	30,436	33,781	3,345
Other assets	21,153	25,442	4,289
Total nonallowable assets	54,894	90,820	35,926
Net capital before haircuts on securities positions	365,651	276,626	(89,025)
Haircuts on securities	80,055	80,055	0
Net Capital	$285,596	$196,571	($89,025)
Aggregate indebtedness			
Accounts payable and accrued expenses	20,283	18,203	(2,080)
Commissions payable	17,883	46,067	28,184
Total Aggregate indebtedness	38,166	64,270	26,104
% of aggregate indebtedness to net capital	13.36%	32.70%	n/a
Minimum net capital required	2,544	4,285	1,741
Mimimum net capital	50,000	50,000	0
Net capital required	50,000	50,000	0
Excess net capital	235,596	146,571	(89,025)
Excess net capital at 1000%	281,779	190,144	(91,635)

Note: Substantially all adjustment made by Heather Agency's accountant subsequent to filing the focus report; Independent auditors proposed and company made adjustments to income taxes and a valuation allowance against deferred tax assets.

HEATHER AGENCY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities and Exchange Act under Section k2(B) since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves all required and customary records.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section k2(B) since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves all required and customary records.

Whisman, Grygiel & Giordano, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Board of Directors and Stockholder
Heather Agency, Inc.
Christiana, Delaware

In planning and performing our audit of the financial statements and supplemental schedules of Heather Agency, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) , we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against lost from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whisman, Grygiel & Giordano, P.A.

February 28, 2004
Wilmington, Delaware

5201 W. Woodmill Drive, Suite 31
Woodmill Corporate Center
Wilmington, Delaware 19808

TEL: (302) 992-0129
FAX: (302) 992-9816
E-Mail: wggpa@aol.com

HEATHER AGENCY, INC.

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AUDITED REPORT
FOR THE YEAR ENDED DECEMBER 31, 2003

HEATHER AGENCY, INC.
(Name of Respondent)

56 W. MAIN STREET, SUITE 109
CHRISTIANA, DELAWARE 19702-1501
(Address of Principal Executive Office)

C. LESLIE RIDINGS, JR.
PRESIDENT
HEATHER AGENCY, INC.
56 W. MAIN STREET, SUITE 109
CHRISTIANA, DELAWARE 19702-1501
(Name and Address of Persons Authorized to
Receive Notices and Communications From
the Securities and Exchange Commission)

HEATHER AGENCY, INC.

CONTENTS

Whisman, Grygiel & Giordano, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

May 11, 2004

Justin B. Ettelson
Supervisor and Examiner
NASB – Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, Pennsylvania 19103

Dear Mr. Ettelson:

Enclosed herewith is an updated copy of the audited financial statements together with reconciliation to the Company's computation of net capital.

A copy of this report in being sent to the SEC district office and two copies to the SEC Washington DC office.

Very truly yours,

Whisman, Grygiel & Giordano, P.A.

Joseph A. Giordano, CPA

cc: C. Leslie Ridings, Jr.

Member of the Private Companies
Practice Section of the AICPA.

5201 W. Woodmill Drive, Suite 31
Woodmill Corporate Center
Wilmington, Delaware 19808

TEL: (302) 992-0129
FAX: (302) 992-9816
E-Mail: wggpa@aol.com